Contact:
July 11, 2006                                                    Kathleen Haines
                                                             PHONE: 203-602-6745
                                                               FAX: 203-602-6711
                                                             khaines@omicorp.com


Division of Corporation Finance
Attention: Joseph A. Foti
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Re:  OMI Corporation
     Form 10-K: For the fiscal year ended December 31, 2005
     Form 10-Q: For the quarter ended March 31, 2006
     Commission file #: 1-14135

Dear Mr. Foti:

The following are your comments and OMI Corporation's responses to the SEC comment letter dated July 3, 2006, relating to our December 31, 2005 Form 10-K and our March 31, 2006 Form 10-Q.

In connection with our response, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

REVENUE RECOGNITION

Comment:

     1. We note from your response to our prior comment 2 that you have followed the guidance in EITF 99-19 in determining that it is appropriate to recognize the Gemini Pool's revenues and expenses on a gross basis and consider the agreement similar to that of a lease arrangement. Please provide us with a supplemental

Mr. Joseph Foti
United States Securities
  and Exchange Commission
July 11, 2006
Page 2


         copy of the agreement entered into between the Gemini Pool and the non-OMI vessel owners.

RESPONSE:

As requested, we have sent a supplemental copy of the Pool Agreement via overnight courier to your attention on July 11, 2006.


FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2006

NOTE 8:  DISPOSALS OF VESSELS AND CONTRACTS FOR SALES OF VESSELS

Comment:

     2. We note from your responses to our prior comment 4 and 5 that because you retained more than a minor part but less than substantially all of the use of the property through the "leaseback," SFAS No. 28 requires you to recognize the gain at the time of sale. Please explain to us how you determined that you retained less than "substantially all" of the use of the property in this transaction. As your response to prior comment number 4 indicates that once a vessel is entered into the pool, Gemini has the right to control the underlying vessel and the right to operate the vessel, we do not understand why you do not have substantially all of the use of the property through the "leaseback" or pool arrangement. Also, please tell us if there are any requirements in the Gemini pool arrangement stating minimum annual usage or profit for each of the vessels (Hudson, Sacramento, and Somjin) or other contractual terms that could be considered similar to "minimum lease payments." Your response should also explain in further detail how pool distributions to participants are determined, under the terms of the pool arrangement.

RESPONSE:

In response to the staff's comment, we determined that we retained less than "substantially all" of the use of the vessels in the transactions utilizing the guidance in the footnote from paragraph 3 (b) in SFAS No. 28, which analogizes "substantially all" with the criteria for capital leases in SFAS No. 13. The footnote states:

"Substantially all" is used here in the context of the concepts underlying the classification criteria of FASB Statement No. 13. In that context, if a leaseback of the entire property sold meets the criteria of Statement No. 13 for classification as a capital lease, the seller-lessee would be presumed to have retained substantially all of the remaining use of the property sold.

Based on our analysis of the arrangements for the Hudson, Sacramento, and Somjin, we have concluded that the leases do not qualify as capital leases because:

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

Mr. Joseph Foti
United States Securities
  and Exchange Commission
July 11, 2006
Page 3


     1)  There are no provisions for transfer of ownership.

     2) There are no purchase options - as such, there are no bargain purchase options.

     3) The lease term is less than 75% of the vessels' remaining estimated economic life. These vessels are young (the Hudson was built in 2000, the Sacramento was built in 1998 and the Somjin was built in 2001). Their estimated lives are all 25 years, and the charters (leases) are for three years or less; therefore, the charters are substantially less than 75% of the vessels' remaining estimated economic lives.

     4) The Present Value of the minimum lease payments is less than 90% of the Fair Market Value of the vessels. As discussed below, the minimum lease payments (i.e. profit sharing participation) are zero.

Utilizing the above guidance, we concluded that we have retained more than a minor part but less than substantially all of the use of the property through the leaseback.

Gemini ("Pool") or OMI have not guaranteed any minimum annual usage or profit for each of the vessels (Hudson, Sacramento, and Somjin) or other contractual terms that could be considered similar to "minimum lease payments", as defined in SFAS 13 Paragraph 5 j(i). The owners of the vessels in the Pool receive a profit distribution (charter hire expense) if the Pool has overall revenues in excess of overall expenses. If there is not any Pool profit, the vessel owners would receive no distribution. The vessel owners' payments are based on the profitability of the Pool and are not based on the usage of the owners' vessels.

At the end of every month, the revenues and expenses of the Pool are accumulated and the "profit" is distributed to all of the ships in the pool. The profit of the entire pool is allocated to each ship based on the pool points for each vessel (which are currently equal for every ship) and the number of days the vessel was "on hire" in the pool. A vessel is on hire if it has the required number of vettings (approvals from charterers), and it is available to operate. A vessel that is in drydock or having mechanical problems is not on hire; it is considered off hire. On hire does not necessarily mean the vessel is carrying cargo or producing revenue. A vessel could be on hire when it is waiting for voyage orders or it is on a ballast voyage (without cargo). An example of the distribution if there were only two vessels in the pool with equal pool points:

     o Vessel X produced a profit of $0 in the month, which included 15 days of waiting for a voyage in the month.

     o Vessel Y was on a voyage for the full month and had a profit of $1,000,000.

     o Since each vessel was in the pool and on hire for an equal number of days (the full month), the pool charter hire expense and the distribution payment for each vessel is $500,000 (or 50:50).

Given the above, we have concluded that the minimum distributions to owners (i.e. minimum lease payments) are zero.

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

Mr. Joseph Foti
United States Securities
  and Exchange Commission
July 11, 2006
Page 4


If any of our responses to your comments and recommendations are not clear, we would be happy to discuss further with the staff at a time of mutual convenience. Please feel free to contact me at 1-203-602-6745 if any of our responses require further clarification.

Very truly yours,

/s/ Kathleen C. Haines
----------------------
Kathleen C. Haines
Chief Financial Officer

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